SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2004

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 — 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _______ )

- Press Release dated 6 July, 2004
- Press Release dated 29 July, 2004
- Quarterly Report at June 30, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A. Name: Fabrizio Cosco Title: Company Secretary

Date: July 30, 2004

PRESS RELEASE

Eni: stock grant and stock option plan for 2004 approved

The Eni Board of Directors approved today the Stock Grant Plan for 2004. According to the Plan, Eni will offer at no charge up to 1.4 million of ordinary shares to the Eni’s executives who achieved in 2003 the annually pre-set individual objectives.

The Board also approved the stock option plan for 2004 which assigns up to 5 million stock option rights to be exercised until July 29, 2012 for the purchase of own shares by Group directors who hold positions of direct responsibility for the results or who are of strategic interest (around 400 managers).

The two operations are carried out in compliance with the Shareholders Meeting’s resolutions of 30 May 2002 (stock option) and 30 May 2003 (stock grant).

The shares will be handed over or sold to the grantees in 2007, at the end of the three-year validity of the stock grant and stock option plans.

San Donato Milanese (Milan), July 6, 2004

PRESS RELEASE

ENI: Second Quarter Report as of June 30, 2004

2004 SECOND QUARTER

Net income: euro 1.3 billion, up 18%

Operating income: euro 2.6 billion, up 47%

Hydrocarbon production: 1.62 million boepd, up 4.2%

2004 FIRST HALF

Net income: euro 3.4 billion, up 11%

Operating income: euro 5.8 billion, up 13%

Hydrocarbon production: 1.62 million boepd, up 6.4%

     Eni’s Board of Directors examined today Eni’s second quarter report as of June 30, 2004 that show net income of euro 3,424 million, a euro 334 million increase over the first half of 2003, up 10.8%, due to a euro 670 million increase in operating income, up 13.1%, generated in particular in the Exploration & Production and Gas & Power segments, as well as higher income from investments and net extraordinary income of euro 268 million. These positive factors were partly offset by higher income taxes (euro 550 million) related mainly to an increase in income before taxes and the fact that in the first half of 2003 deferred tax assets were recognized for euro 326 million related to the application of certain fiscal laws1.

     Daily hydrocarbon production amounted to 1,624,000 boe (oil and condensates 1,021,000 barrels, natural gas 603,000 boe) increasing by 97,000 boe, up 6.4%, due to: (i) production increases mainly in Venezuela, Kazakhstan, Nigeria, Pakistan and Egypt; (ii) the start-up of new fields in Australia, Angola, Pakistan, Nigeria, Norway and Libya. These increases were partly offset by declines in mature fields mainly in Italy, the United Kingdom and the United States and the effect of the divestment of assets. The share of production outside Italy was 83% (80% in the first half of 2003).

     In the first half of 2004, streamlining and efficiency improvement actions continued and allowed cost savings amounting to about euro 180 million (on a constant exchange rate basis).

[1] The alignment of fiscal values of Stogit’s assets to their conferral value (Law No. 448/2001) and the release of the reserve for anticipated amortization (Law No. 498/2001).

     Operating income for the first half of 2004 totaled euro 5,782 million, an increase of euro 670 million over the first half of 2003, up 13.1%, due in particular to the increases registered in: (i) the Exploration & Production segment (euro 449 million, up 15.4%) related essentially to an increase in international oil prices in dollars (Brent prices were up 17%)2, higher hydrocarbon production sold (16.5 million boe, up 6.2%) and net gains on the sale of mineral assets (euro 124 million). These positive factors were offset in part by the effect of the 11% depreciation of the dollar over the euro (estimated at euro 450 million mostly due to the conversion of financial statements of subsidiaries with currency other than the euro) and higher costs associated with production; (ii) the Gas & Power segment (euro 99 million, up 4.8%) due mainly to higher volumes of natural gas sold especially outside Italy (3.75 billion cubic meters, up 9.8%) and higher volumes of electricity sold (3.57 terawatthour, up 142.2%), whose effects were offset in part by lower margins on natural gas sales; (iii) the Petrochemical segment (euro 103 million) related essentially to the fact that in the first quarter of 2003 plant and stocks writedowns were recognized for euro 106 million.

     Net sales from operations (revenues) of the first half of 2004 amounted to euro 28,238 million, representing a euro 2,301 million increase over the first half of 2003, up 8.9%, due essentially to higher volumes sold in Eni’s main operating segments and the increase in international oil prices.

     Net borrowings amounted to euro 12,791 million, a euro 752 million decline over December 31, 2003 due to: (i) cash flow generated by operating activities; (ii) cash from disposals (euro 1 billion) related in particular to the sale of shares representing 9.054% of the share capital of Snam Rete Gas SpA to Mediobanca SpA (euro 650 million) and to the divestment of assets in the Exploration & Production and Petrochemical segments. These positive inflows were absorbed in part by financial requirements for capital expenditure and investment (euro 3,839 million), the payment of dividends for 2003 (euro 3,076 million, of which euro 2,827 million by Eni SpA) and the effects of changes in consolidation and of the conversion of financial statements of subsidiaries denominated in currencies other than the euro (overall about euro 700 million). The debt to equity (including minority interest) ratio went from 0.48 at December 31, 2003 to 0.43 at June 30, 2004.

     Capital expenditure amounted to euro 3,763 million (euro 3,970 million in the first half of 2003) and concerned mainly: (i) development of hydrocarbons fields, in particular in Libya, Iran, Angola, Italy, Kazakhstan, Egypt, Nigeria and Norway (euro 2,301 million), and exploration activity (euro 199 million); (ii) development and maintenance of Eni’s natural gas transport network and distribution network in Italy (euro 377 million); (iii) the construction of the tar gasification plant at the Sannazzaro refinery, actions on refineries in order to adjust automotive fuel characteristics to the new specifications decided by the European Union and upgrade of the distribution network in Italy and in the rest of Europe

[2] Expressed in euro the price of Brent increased by 5.4%.

(overall euro 251 million); (iv) the continuation of the plan of power station construction (euro 232 million).

* * *

     Eni’s net income for the second quarter of 2004 totaled euro 1,279 million, with a euro 195 million increase, up 18%, due to a euro 830 million increase in operating income, up 46.7% generated in particular in the Exploration and Production segment (euro 615 million, up 52.3%) related to: (i) an increase in international oil prices in dollars (Brent up 35.8%), whose effects were offset in part by a 6% depreciation of the dollar over the euro3; (ii) higher hydrocarbon production sold (1.8 million boe, up 1.3%), higher volumes of natural gas sold especially outside Italy (2.02 billion cubic meters, up 14.2%) and higher volumes of electricity sold (2.32 terawatthour, up 185.6%); (iii) lower asset impairment (euro 172 million) in particular petrochemical plants and proved and unproved property; (iv) net gains recognized on the sale of mineral assets (euro 49 million). The increase in operating income was offset in part by: (i) higher income taxes (euro 576 million); (ii) higher net extraordinary expense (euro 116 million), related in particular to lower gains on disposal offset only in part by higher net income from investments (euro 73 million).

***

Board resolution: spin-off of Italgas and merger of Italgas Più and Enidata

     Eni’s Board of Directors also resolved to spin-off certain Italgas assets attributing them to Eni and to merge Italgas Più and Enidata into Eni, on the basis of the spin-off and merger projects approved by the Board’s meeting of June 23, 2004.

San Donato Milanese, July 29, 2004

This press release is available on the Eni Internet site: “www.eni.it”.

The integral text of Eni’s Report on the Second Quarter of 2004 (unaudited) will be published at 7 pm.

[3] Expressed in euro the price of Brent increased by 28.2%.

Report on the second quarter of 2004: Selected consolidated financial data

Income statement	(million €)

Second quarter					First half
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
11,578	13,528	1,950	16.8	Net sales from operations	25,937	28,238	2,301	8.9
263	375	112	42.6	Other income and revenues	414	571	157	37.9
(8,644)	(10,053)	(1,409)	(16.3)	Operating expenses	(18,647)	(20,631)	(1,984)	(10.6)
(1,418)	(1,241)	177	12.5	Depreciation, amortization and writedowns	(2,592)	(2,396)	196	7.6
1,779	2,609	830	46.7	Operating income	5,112	5,782	670	13.1
(9)	(15)	(6)	(66.7)	Net financial expense	(40)	(49)	(9)	(22.5)
53	126	73	137.7	Net income from investments	80	156	76	95.0
1,823	2,720	897	49.2	Income before extraordinary items and income taxes	5,152	5,889	737	14.3
(36)	(152)	(116)	(322.2)	Net extraordinary income (expense)	155	347	192	123.9
1,787	2,568	781	43.7	Income before income taxes	5,307	6,236	929	17.5
(556)	(1,132)	(576)	(103.6)	Income taxes	(1,940)	(2,490)	(550)	(28.4)
1,231	1,436	205	16.7	Income before minority interest	3,367	3,746	379	11.3
(147)	(157)	(10)	(6.8)	Minority interest	(277)	(322)	(45)	(16.2)
1,084	1,279	195	18.0	Net income	3,090	3,424	334	10.8

Operating income by segment	(million €)

Second quarter					First half
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
1,175	1,790	615	52.3	Exploration & Production	2,910	3,359	449	15.4
539	595	56	10.4	Gas & Power	2,068	2,167	99	4.8
208	205	(3)	(1.4)	Refining & Marketing	325	308	(17)	(5.2)
(34)	50	84	—	Petrochemicals	(51)	52	103	—
79	67	(12)	(15.2)	Oilfield Services Construction and Engineering	139	129	(10)	(7.2)
(128)	(30)	98	76.6	Other activities	(159)	(111)	48	30.2
(60)	(68)	(8)	(13.3)	Corporate and financial companies	(120)	(122)	(2)	(1.7)
1,779	2,609	830	46.7	Operating income	5,112	5,782	670	13.1

Extraordinary expense and income	(million €)

	First half
	2003	2004
Extraordinary income
Gains on disposals	111	528
Other extraordinary income	238	20

	349	548

Extraordinary expense
Restructuring costs:
- provisions for risks and contingencies	(158)	(145)
- cost of redundancy incentives	(22)	(24)
- writedowns of fixed assets and losses from investments		(2)

	(180)	(171)

Other extraordinary expense	(14)	(30)

Total extraordinary expense	(194)	(201)

	155	347

Special items

     Information on net income and operating income before special items is not envisaged by either Italian and U.S. GAAP, but Eni provides it with the intent to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

(million €)

Second quarter			First half
2003	2004		2003	2004
(229)	(57)	Asset impairment	(259)	(167)
	49	Gains on disposal		124
	11	Reimbursement of first instalment of environmental tax from Sicilia Region		11
(23)		Positive (negative) effects of inventory evaluation	(23)
(252)	3	Special items in operating income	(282)	(32)
(36)	(152)	Net extraordinary income (expense)	155	347
(288)	(149)	Total before taxes	(127)	315
287		Deferred tax assets as per Law 448/2001	287
39		Release of reserve for anticipated amortization as per article 4 of Law 498/2001	39
99	80	Taxes (estimated)	43	128
137	(69)	Special items after taxes	242	443

Net income before special items	(million €)

Second quarter					First half
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
947	1,348	401	42.3	Net income before special items	2,848	2,981	133	4.7

Operating income before special items by segment	(million €)

Second quarter					First half
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
				of which:
1,274	1,798	524	41.1	Exploration & Production	3,039	3,399	360	11.8
542	584	42	7.7	Gas & Power	2,071	2,156	85	4.1
208	205	(3)	(1.4)	Refining & Marketing	325	308	(17)	(5.2)
72	50	(22)	(30.6)	Petrochemicals	55	52	(3)	(5.5)
79	67	(12)	(15.2)	Oilfield Services Construction and Engineering	139	129	(10)	(7.2)
(84)	(30)	54	(64.3)	Other activities	(115)	(108)	7	6.1
(60)	(68)	(8)	13.3	Corporate and financial companies	(120)	(122)	(2)	(1.7)
2,031	2,606	575	28.3	Operating income before special items	5,394	5,814	420	7.8

  Report on the
Second Quarter
          of
        2004

July 29, 2004

Summary financial data	(million €)

Second quarter					First half
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
11,578	13,528	1,950	16.8	Net sales from operations	25,937	28,238	2,301	8.9
1,779	2,609	830	46.7	Operating income	5,112	5,782	670	13.1
1,084	1,279	195	18.0	Net income	3,090	3,424	334	10.8
2,235	2,022	(213)	(9.5)	Capital expenditure	3,970	3,763	(207)	(5.2)
				Net borrowings at period end	12,795	12,791	(4)	—

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results of operations and changes in average net borrowings for the first half of the year cannot be extrapolated for the full year.

Summary operating data

Second quarter					First half
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
1,556	1,621	65	4.2	Daily production of hydrocarbons(1) (thousand boe)	1,527	1,624	97	6.4
978	1,026	48	4.9	oil (thousand barrels)	952	1,021	69	7.2
578	595	17	2.9	natural gas(2) (thousand boe)	575	603	28	4.9
13.79	15.33	1.54	11.2	Sales of natural gas to third parties (billion cubic meters)	37.33	40.32	2.99	8.0
0.39	0.87	0.48	123.1	Natural gas consumed by Eni (billion cubic meters)	0.90	1.66	0.76	84.4
14.18	16.20	2.02	14.2	Sales of natural gas to third parties and volumes consumed by Eni (billion cubic meters)	38.23	41.98	3.75	9.8
1.36	1.64	0.28	20.6	Sales of natural gas of Eni’s affiliates (net to Eni) (billion cubic meters)	3.34	3.70	0.36	10.8
15.54	17.84	2.30	14.8	Total sales of natural gas (billion cubic meters)	41.57	45.68	4.11	9.9
6.28	7.20	0.92	14.6	Natural gas transported on behalf of third parties in Italy (billion cubic meters)	12.18	14.09	1.91	15.7
1.25	3.57	2.32	185.6	Electricity production sold (terawatthour)	2.51	6.08	3.57	142.2
13.00	14.60	1.60	12.3	Sales of refined products (million tonnes)	25.06	27.58	2.52	10.1
1,212	1,436	224	18.5	Sales of petrochemicals products (thousand tonnes)	2,625	2,678	53	2.0

(1)	Includes natural gas volumes consumed in operations (37,000 and 25,000 boe/day in the first half of 2004 and 2003, respectively and 39,000 e 28,000 boe/day in the second quarter of 2004 and 2003, respectively).

(2)	From January 1, 2004 in order to conform to the practice of other international oil companies, Eni unified the conversion rate of natural gas from cubic meters to boe. The new rate adopted is 0.00615 barrels of oil per one cubic meter of natural gas. In the past Eni used a rate of 0.0063 for natural gas produced in Italy and 0.0061 for natural gas produced outside Italy. The change introduced does not affect the amount of proved reserves recorded at December 31, 2003 and has a negligible impact on production expressed in boe in 2004.

Key market indicators

Second quarter					First half
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
26.03	35.36	9.33	35.8	Average price of Brent dated crude oil(1)	28.77	33.66	4.89	17.0
1.136	1.204	0.068	6.0	Average EUR/USD exchange rate(2)	1.105	1.227	0.122	11.0
22.90	29.37	6.47	28.2	Average price in euro of Brent dated crude oil	26.04	27.43	1.39	5.4
2.17	5.26	3.09	142.4	Average European refining margin(3)	2.99	3.74	0.75	25.1
2.4	2.1	(0.30)	(12.5)	Euribor — three-month euro rate (%)	2.5	2.1	(0.40)	(16.0)

(1)	In US dollars per barrel. Source: Platt’s Oilgram.

(2)	Source: ECB.

(3)	In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Basis of presentation

     Eni’s accounts as of June 30, 2004, have been prepared in accordance with the criteria defined by the Commissione Nazionale per le Società e la Borsa (CONSOB) with a regulation contained in decision No. 11971 of May 14, 1999, as amended.

     Financial information relating to income statement data are presented for the first half and second quarter of 2004 and for the first half and second quarter of 2003. Financial information relating to balance sheet data are presented: (i) at March 31 and June 30, 2004 and (ii) at December 31, 2003 and June 30, 2003. In the preparation of this report on the first half and second quarter of 2004, the same accounting principles applied to the preparation of 2003 financial statements were adopted. Tables are comparable with those of 2003 financial statements and first half report.

     The second quarter accounts are not audited.

Income statement

(million €)

Second quarter					First half
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
11,578	13,528	1,950	16.8	Net sales from operations	25,937	28,238	2,301	8.9
263	375	112	42.6	Other income and revenues	414	571	157	37.9
(8,644)	(10,053)	(1,409)	(16.3)	Operating expenses	(18,647)	(20,631)	(1,984)	(10.6)
(1,418)	(1,241)	177	12.5	Depreciation, amortization and writedowns	(2,592)	(2,396)	196	7.6
1,779	2,609	830	46.7	Operating income	5,112	5,782	670	13.1
(9)	(15)	(6)	(66.7)	Net financial expense	(40)	(49)	(9)	(22.5)
53	126	73	137.7	Net income from investments	80	156	76	95.0
1,823	2,720	897	49.2	Income before extraordinary items and income taxes	5,152	5,889	737	14.3
(36)	(152)	(116)	(322.2)	Net extraordinary income (expense)	155	347	192	123.9
1,787	2,568	781	43.7	Income before income taxes	5,307	6,236	929	17.5
(556)	(1,132)	(576)	(103.6)	Income taxes	(1,940)	(2,490)	(550)	(28.4)
1,231	1,436	205	16.7	Income before minority interest	3,367	3,746	379	11.3
(147)	(157)	(10)	(6.8)	Minority interest	(277)	(322)	(45)	(16.2)
1,084	1,279	195	18.0	Net income	3,090	3,424	334	10.8

First half

     Eni’s net income for the first half of 2004 totaled euro 3,424 million, an increase of euro 334 million over the first half of 2003, up 10.8%, due to a euro 670 million increase in operating income, up 13.1%, generated in particular in the Exploration & Production and Gas & Power segments and higher income from investments and net extraordinary income (euro 268 million). These positive factors were partly offset by higher income taxes (euro 550 million) related mainly to the increase in net income (euro 929 million) and the fact that in the first half of 2003 deferred tax assets were recognized for euro 326 million related to the application of certain laws (Law No. 448/2001 concerning the alignment of the fiscal value of Stogit’s assets to their conferral value and Law No. 498/2001 concerning the release of the reserve for anticipated amortization).

     In the first half of 2004, streamlining and efficiency improvement actions continued and allowed cost savings amounting to about euro 180 million (on a constant exchange rate basis).

Operating income

(million €)

Second quarter					First half
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
1,175	1,790	615	52.3	Exploration & Production	2,910	3,359	449	15.4
539	595	56	10.4	Gas & Power	2,068	2,167	99	4.8
208	205	(3)	(1.4)	Refining & Marketing	325	308	(17)	(5.2)
(34)	50	84	—	Petrochemicals	(51)	52	103	—
79	67	(12)	(15.2)	Oilfield Services Construction and Engineering	139	129	(10)	(7.2)
(128)	(30)	98	76.6	Other activities	(159)	(111)	48	30.2
(60)	(68)	(8)	(13.3)	Corporate and financial companies	(120)	(122)	(2)	(1.7)
1,779	2,609	830	46.7	Operating income	5,112	5,782	670	13.1

     Eni’s operating income for the first half of 2004 totaled euro 5,782 million, an increase of euro 670 million over the first half of 2003, up 13.1%, due in particular to increases registered in the:

•	Exploration & Production segment (euro 449 million, up 15.4%) related essentially to an increase in international oil prices in dollars (Brent up 17%)[1], higher hydrocarbon production sold (16.5 million boe, up 6.2%) and net gains on the sale of mineral assets (euro 124 million). These positive factors were offset in part by the effects of the depreciation of the dollar over the euro (estimated at about 450 million and partly due to the conversion of financial statements of subsidiaries with currencies other than the euro) and higher costs associated with production;

•	Gas & Power segment (euro 99 million, up 4.8%) due mainly to higher volumes of natural gas sold in particular outside Italy (3.75 billion cubic meters, up 9.8%) and higher volumes of electricity sold (3.57 terawatthour, up 142.2%), whose effects were offset in part by lower margins on natural gas sales;

•	Petrochemical segment (euro 103 million) related essentially to the fact that in the first half of 2003 plant and stocks writedowns were recognized for euro 106 million.

(1) Expressed in euro the price of Brent increased by 5.4%.

Second quarter

     Eni’s net income for the second quarter of 2004 totaled euro 1,279 million, with a euro 195 million, up 18%, due to an increase in operating income (euro 830 million), up 46.7%, generated in particular in the Exploration & Production segment (euro 615 million, up 52.3) and related to: (i) an increase in international oil prices in dollars (Brent up 35.8%), whose effects were offset in part by the 6% depreciation of the dollar over the euro2; (ii) higher hydrocarbon production sold (1.8 million boe, up 1.3%) and higher natural gas volumes sold in particular outside Italy (2.02 billion cubic meters, up 14.2%) and volumes of electricity sold (2.32 terawatthour, up 185.6%); (iii) lower asset impairment (euro 172 million) in particular petrochemical plants and proved and unproved property; (iv) net gains on the disposal of mineral assets (euro 49 million). The increase in operating income was offset in part by: (i) higher income taxes (euro 576 million); (ii) higher net extraordinary expense (euro 116 million), related in particular to lower gains on disposal, offset only in part by higher income from investments (euro 73 million).

(2) Expressed in euro the price of Brent increased by 28.2%.

Net sales from operations

(million €)

Second quarter					First half
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
2,958	3,608	650	22.0	Exploration & Production	6,402	6,846	444	6.9
3,164	3,394	230	7.3	Gas & Power	8,757	8,976	219	2.5
5,167	6,300	1,133	21.9	Refining & Marketing	10,652	12,133	1,481	13.9
1,057	1,350	293	27.7	Petrochemicals	2,351	2,464	113	4.8
1,581	1,695	114	7.2	Oilfield Services Construction and Engineering	2,687	3,072	385	14.3
321	397	76	23.7	Other activities	655	673	18	2.7
120	185	65	54.2	Corporate and financial companies	236	366	130	55.1
(2,790)	(3,401)	(611)	21.9	Consolidation adjustment	(5,803)	(6,292)	(489)	8.4
11,578	13,528	1,950	16.8		25,937	28,238	2,301	8.9

First half

     Eni’s net sales from operations (revenues) for the first half of 2004 amounted to euro 28,238 million, representing a euro 2,301 million increase over the first half of 2003, up 8.9%, due essentially to higher volumes sold in Eni’s main operating segments and the increase in international oil prices in dollars, whose effects were partially offset by the conversion of financial statements of subsidiaries with currency other than the euro (with an estimated impact of euro 470 million).

     Revenues generated by the Exploration & Production segment (euro 6,846 million) increased by euro 444 million, up 6.9%, due essentially to the increase in international oil prices in dollars and higher hydrocarbon production sold (16.5 million boe, up 6.2%) whose effects were offset in part by the appreciation of the euro in particular over the dollar.

     Revenues generated by the Gas & Power segment (euro 8,976 million) increased by euro 219 million, up 2.5%, due essentially to higher volumes sold of natural gas (3.75 billion cubic meters including volumes consumed in operations, up 9.8%) and electricity (3.57 terawatthour, up 142.2%), whose effects were offset almost entirely by lower prices for natural gas related mainly to the trend in the price environment related to the appreciation of the euro over the dollar.

     Revenues generated by the Refining & Marketing segment (euro 12,133 million) increased by euro 1,481 million, up 13.9%, essentially due to higher international prices for refined products and higher volumes sold (2.52 million tonnes, up 10.1%), in particular to oil companies and traders (over 2 million tonnes) and on retail and wholesale markets in the rest of Europe (0.66 million tonnes, up 21.4%) related to the service stations purchased in 2003. These positive effects were offset in part by the appreciation of the euro over the dollar.

     Revenues generated by the Petrochemical segment (euro 2,464 million) increased by euro 113 million, up 4.8%, due mainly to the 1.3% average increase in products prices and the 2% increase in volumes sold, in particular in the second quarter related to a recovery in demand.

     Revenues generated by the Oilfield Services, Construction and Engineering segment (euro 3,072 million) increased by euro 385 million, up 14.3%, due to mainly to higher activity levels.

     Revenues of the Corporate and financial companies segment (euro 366 million) increased by euro 130 million, up 55.1%, due to the invoicing of services for IT, telecoms, personnel management and supply of goods and services performed by this segment on account of Eni and its affiliates.

REVENUES BY GEOGRAPHIC AREA

(million €)

Second quarter					First half
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
5,381	5,794	413	7.7	Italy	13,182	13,252	70	0.5
1,590	2,653	1,063	66.9	Rest of European Union	4,578	6,570	1,992	43.5
1,558	723	(835)	(53.6)	Rest of Europe	2,324	1,619	(705)	(30.3)
579	954	375	64.8	Africa	1,345	1,872	527	39.2
1,487	2,010	523	35.2	Americas	2,891	2,992	101	3.5
968	1,266	298	30.8	Asia	1,554	1,741	187	12.0
15	128	113	753.3	Other areas	63	192	129	204.8
6,197	7,734	1,537	24.8	Total outside Italy	12,755	14,986	2,231	17.5
11,578	13,528	1,950	16.8		25,937	28,238	2,301	8.9

Second quarter

     Eni’s revenues for the second quarter of 2004 amounted to euro 13,528 million, representing a euro 1,950 million increase over the second quarter of 2003, up 16.8%, due essentially to higher international oil prices in dollars and higher volumes sold in Eni’s main operating segments. These positive factors were partially offset by the appreciation of the euro over the dollar and the decline in the price of natural gas.

Operating expenses

(million €)

Second quarter					First half
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
7,842	9,223	1,381	17.6	Purchases, services and other	17,073	19,027	1,954	11.4
802	830	28	3.5	Payroll and related costs	1,574	1,604	30	1.9
8,644	10,053	1,409	16.3		18,647	20,631	1,984	10.6

     Operating expenses for the first half of 2004 (euro 20,631 million) increased by euro 1,984 million compared to the first half of 2003, up 10.6%, essentially due to: (i) higher prices for oil-based and petrochemical feedstocks; (ii) higher volumes of natural gas purchased and higher activity levels in the Oilfield Services, Construction and Engineering segment; (iii) higher volumes of petroleum products purchased for resale in the Refining & Marketing segment. These negative factors were partially offset by the effect of the conversion of financial statements denominated in currencies other than the euro and lower purchase cost of natural gas.

     Labor costs (euro 1,604 million) increased by euro 30 million, up 1.9%, due mainly to an increase in unit labor cost and in the average number of employees in Italy and higher activity levels outside Italy in the Oilfield Services, Construction and Engineering segment, whose effects were offset in part by a decline in the number of employees related to rationalization measures and the effect of the conversion of financial statements denominated in currencies other than the euro.

     As of June 30, 2004, employees were 77,847, with an increase of 1,326 employees over December 31, 2003, up 1.7%. Outside Italy employees increased by 1,167 units due to the hiring of personnel on a fixed term base in Oilfield Services, Construction and Engineering, whose effect was offset in part by a decline in natural gas distribution activities and the divestment of the Baytown petrochemical plant in the USA. In Italy, employees increased by 159 persons, in particular 706 persons were hired on open end contracts (of these 372 hold a university degree), offset in part by dismissals.

EMPLOYEES
(units)

	Dec. 31, 2003	June 30, 2004
Exploration & Production	7,718	7,735
Gas & Power	12,982	12,780
Refining & Marketing	13,277	13,423
Petrochemicals	7,050	6,902
Oilfield Services Construction and Engineering	26,457	27,971
Other activities	6,380	6,307
Corporate and financial companies	2,657	2,729

	76,521	77,847

Depreciation, amortization and writedowns

(million €)

Second quarter					First half
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
816	802	(14)	(2.0)	Exploration & Production	1,593	1,470	(123)	(7.7)
129	137	8	6.2	Gas & Power	257	267	10	3.9
113	122	9	8.0	Refining & Marketing	225	240	15	6.7
31	26	(5)	(16.1)	Petrochemicals	63	56	(7)	(11.1)
71	58	(13)	(18.3)	Oilfield Services Construction and Engineering	137	123	(14)	(10.2)
12	11	(1)	(8.3)	Other activities	26	22	(4)	(15.4)
17	28	11	64.7	Corporate and financial companies	32	51	19	59.4
1,189	1,184	(5)	(0.4)	Total amortization and depreciation	2,333	2,229	(104)	(4.5)
229	57	(172)	(75.1)	Writedowns	259	167	(92)	(35.5)
1,418	1,241	(177)	(12.5)		2,592	2,396	(196)	(7.6)

     Depreciation, amortization and writedown charges in the first half of 2004 (euro 2,396 million) decreased by euro 196 million over the first half of 2003, down 7.6%.

     Depreciation and amortization charges (euro 2,229 million) declined by euro 104 million due the decline registered in particular in the Exploration & Production segment (euro 123 million) related to the effect of the conversion of financial statements of subsidiaries denominated in currencies other than the euro and lower exploration costs and amortization of exploration bonuses (euro 187 million on a constant exchange rate basis), offset in part by higher development amortization charges (euro 167 million on a constant exchange rate basis) related to higher production and higher workover expenditure aimed at maintaining production levels in mature fields (in Italy, Egypt, United Kingdom and Indonesia).

     Writedowns (euro 167 million) concerned essentially the impairment of proved and unproved property in the Exploration & Production segment (euro 164 million). In the first half of 2003 writedowns (euro 259 million) concerned mainly proved and unproved property (euro 129 million) and petrochemical plants (euro 83 million).

     The amortization of the difference between the purchase price and the net book value of recently purchased companies (Italgas, Bouygues Offshore and Lasmo) non allocated to assets/liabilities (goodwill) amounted to euro 70 million. Including also the amortization of the goodwill of purchased companies accounted for under the equity method (euro 62 million, in particular Galp Energia, GVS and Unión Fenosa Gas) recognized in the income statement under the item net income from investments, the overall effect of goodwill amortization amounted to euro 132 million.

Net financial expense

     In the first half of 2004 net financial expense (euro 49 million) increased by euro 9 million over the first half of 2003, up 22.5%, due in particular to higher negative exchange rate differences, whose effect was offset in part by lower interest rates on European markets (Euribor down 0.4 points) and by the effect of the conversion of financial statements of subsidiaries denominated in currencies other than the euro.

Net income from investments

     Net income from investments in the first half of 2004 amounted to euro 156 million (euro 80 million in the first half of 2003) and represented the balance of income of euro 195 million and expense of euro 39 million. Income concerned essentially: (i) Eni’s share of income of subsidiaries accounted for with the equity method (euro 104 million), in particular in the Gas & Power (euro 69 million), Refining & Marketing (euro 18 million) and Oilfield Services, Construction and Engineering segments (euro 17 million); (ii) dividends received by subsidiaries accounted for at cost (euro 64 million, euro 48 million of which by Nigeria LNG Ltd — Eni’s interest 10.4%). Expense concerned essentially Eni’s share of losses of subsidiaries accounted for with the equity method and Eni’s share of losses of subsidiaries accounted for at cost, relating in particular to Albacom (euro 16 million) and Galp Energia SGPS SA (euro 8 million, affected by the euro 54 million writedown of the difference between purchase cost and net book value).

Net extraordinary income

(million €)

	First half
	2003	2004
Extraordinary income
Gains on disposals	111	528
Other extraordinary income	238	20

	349	548

Extraordinary expense
Restructuring costs:
- provisions for risks and contingencies	(158)	(145)
- cost of redundancy incentives	(22)	(24)
- writedowns of fixed assets and losses from investments		(2)
	(180)	(171)
Other extraordinary expense	(14)	(30)

Total extraordinary expense	(194)	(201)

	155	347

     Net extraordinary income of euro 347 million (net income of euro 155 million in the first half of 2003) represented the balance of extraordinary income of euro 548 million and extraordinary expense of euro 201 million. Income concerned essentially the euro 519 million gain on the sale of shares representing 9.054% of the share capital of Snam Rete Gas SpA to Mediobanca SpA.

     Extraordinary expense concerned essentially: (i) environmental charges for site restoration in the Refining & Marketing segment and in the Other activities segment (Syndial); (ii) redundancy incentives of euro 24 million in particular the Refining & Marketing, Gas & Power and Petrochemical segments, as well as the Other activities segment.

     In the first half of 2003 other net extraordinary income concerned essentially the settlement paid by Edison SpA over the Enimont dispute (euro 200 million).

Income taxes

     Income taxes (euro 2,490 million) increased by euro 550 million, up 28.4% over the first half of 2003 related to higher income before taxes (euro 929 million) and the fact that in the first half of 2003 deferred tax assets were recognized for euro 326 million related to the application of laws No. 448/2001 (concerning the alignment of the fiscal value of Stogit’s assets to their conferral value) and No. 498/2001 (release of the reserve for anticipated amortization). These effects were offset in part by a one percentage point decline in statutory tax rate (from 34 to 33%).

Minority interests

     Minority interests (euro 322 million) concerned in particular Snam Rete Gas SpA (euro 262 million) and Saipem SpA (euro 47 million). The euro 45 million increase over the first half of 2003 was due essentially to the increase in minority interest in Snam Rete Gas related to the sale of 9.054% of its share capital.

Consolidated balance sheet

(million €)

				Change vs.	Change vs.
	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Dec. 31, 2003	Mar. 31, 2004
Net capital employed	41,861	42,471	42,339	478	(132)
Shareholders’ equity including minority interests	28,318	31,191	29,548	1,230	(1,643)
Net borrowings	13,543	11,280	12,791	(752)	1,511
Total liabilities and shareholders’ equity	41,861	42,471	42,339	478	(132)

Net borrowings
Debt and bonds	16,254	14,006	15,601	(653)	1,595
Cash	(2,711)	(2,726)	(2,810)	(99)	(84)
	13,543	11,280	12,791	(752)	1,511

     The depreciation of the euro over other currencies, in particular the US dollar (the EUR/USD exchange rate was down 3.7% over December 31, 2003) determined with respect to 2003 year-end an estimated increase in the book value of net capital employed of about euro 630 million, in net equity of about euro 300 million and in net borrowings of about euro 330 million as a result of the conversion of financial statements denominated in currencies other than the euro at June 30, 2004.

     Net borrowings at June 30, 2004 amounted to euro 12,791 million, a euro 752 million decline over December 31, 2003, due to: (i) cash flow generated by operating activities; (ii) cash from disposals (euro 1 billion) related to the sale of shares representing 9.054% of the share capital of Snam Rete Gas SpA to Mediobanca SpA (euro 650 million) and to the divestment of assets in the Exploration & Production and Petrochemical segments. These positive factors were offset in part by financial requirements for capital expenditure and investments (euro 3,839 million); the payment of dividends for 2003 (euro 3,076 million, of which 2,827 by Eni SpA) and the effects of changes in consolidation and of the conversion of financial statements of subsidiaries denominated in currencies other than the euro (overall euro 700 million).

     The debt to equity ratio went from 0.48 at December 31, 2003 to 0.43 at June 30, 2004.

     Debts and bonds amounted to euro 15,601 million, of which 7,770 were short-term and 7,831 were long-term.

     Net equity at June 30, 2004 (euro 29,548 million) increased by euro 1,230 over December 31, 2003, due essentially to the net income before minority interest for the period (euro 3,746 million) and the effects of the conversion of financial statements of subsidiaries denominated in currencies other than the euro (euro 300 million), whose effects were offset in part by the payment of dividends for 2003 (euro 3,076 million, of which 2,827 by Eni SpA).

     In the period from January 1 to June 30, 2004 a total of 2.81 million own shares were purchased for a total of euro 46.3 million (on average euro 16.475 per share). At June 30, 2004, Eni held 233.4 million own shares, equal to 5.83% of its share capital, for a total of euro 3,214 million (on average euro 13.771 per share).

Capital expenditure and investments

(million €)

Second quarter					First half
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
1,474	1,314	(160)	(10.9)	Exploration & Production	2,752	2,518	(234)	(8.5)
425	429	4	0.9	Gas & Power	660	767	107	16.2
230	170	(60)	(26.1)	Refining & Marketing	301	251	(50)	(16.6)
35	30	(5)	(14.3)	Petrochemicals	47	43	(4)	(8.5)
49	43	(6)	(12.2)	Oilfield Services Construction and Engineering	142	92	(50)	(35.2)
16	6	(10)	(62.5)	Other activities	29	18	(11)	(37.9)
6	30	24	400.0	Corporate and financial companies	39	74	35	89.7
2,235	2,022	(213)	(9.5)	Capital expenditure	3,970	3,763	(207)	(5.2)
54	51	(3)	(5.6)	Investments	3,566	76	(3,490)	(97.9)
2,289	2,073	(216)	(9.4)		7,536	3,839	(3,697)	(49.1)

     Capital expenditure amounted to euro 3,763 million, of which 94% related to the Exploration & Production, Gas & Power and Refining & Marketing segments.

     Capital expenditure of the Exploration & Production segment in the first half of 2004 amounted to euro 2,518 million and concerned mainly development expenditure (euro 2,301 million — euro 2,382 million in the first half of 2003) mainly directed outside Italy: Libya (in particular the Wafa and Bahr Essalam project), Iran (in particular the South Pars project, phases 4 and 5), Angola (in particular fields in Block 15), Kazakhstan, Egypt and Nigeria. Expenditure in Italy concerned primarily the continuation of work for plant and infrastructure in Val d’Agri and actions for optimization and recovery in producing fields. Exploration expenditure amounted to euro 199 million (of which about 90% was directed outside Italy). Outside Italy exploration concerned in particular the following countries: Egypt, Indonesia, Venezuela and Kazakhstan. In Italy essentially the onshore of Sicily and Central Italy.

     Capital expenditure in the Gas & Power segment totaled euro 767 million and related mainly to: (i) development and maintenance of Eni’s transmission network in Italy (euro 267 million); (ii) the continuation of the construction of combined cycle power plants (euro 232 million) in particular at Ferrera Erbognone, Brindisi and Mantova; (iii) the construction of the Greenstream gasline (euro 101 million) that will carry natural gas from Libyan fields to Sicily; (iv) development and maintenance of Eni’s distribution network in Italy (euro 110 million).

     Capital expenditure in the Refining & Marketing segment amounted to euro 251 million and concerned essentially: (i) refining and logistics (euro 154 million), in particular the construction of the tar gasification plant at the Sannazzaro refinery, efficiency improvement actions and adjustment of automotive fuel characteristics to new European specifications; (ii) the upgrade of the distribution network in Italy (euro 60 million); (iii) the upgrade of the distribution network in the rest of Europe and the purchase of service stations (euro 29 million, of which 8 related to purchases in Spain and France).

     Capital expenditure in the Oilfield Services, Construction and Engineering segment amounted to euro 92 million and concerned mainly: (i) the completion of interventions on the semi-submersible platforms Scarabeo 3 and Scarabeo 4 and on the Perro

Negro 3 jack-up; (ii) the preparation of plants and equipment required for the Sakhalin project in Russia; (iii) the construction and upgrade of logistical support means in Kazakhstan and Angola.

     Capital expenditure in the Corporate and financial companies segment amounted to euro 74 million and concerned mainly Eni’s IT applications (euro 27 million), the Eni Slurry Technology project (euro 19 million) and expenditure of Serleasing (euro 27 million) related in particular to IT equipment.

Management’s expectations of operations

     Trends in 2004 of main outside variables that influence Eni’s results of operations are indicated below:

•	worldwide demand for oil is expected to increase by about 2.5% over 2003 due to the recovery of world economy propelled by the USA, China and Japan;

•	Eni’s forecast on oil prices in 2004 indicates an average price of Brent of about 32 dollars/barrel, with an about 11% increase over 2003 (28.84 dollars/barrel) that reflects an hypothesis of stabilization of demand in the second part of the year and an increase in production in OPEC countries and in other countries;

•	in 2004 the euro is expected to continue its appreciation over the dollar, due to the adjustment process of the US current deficit, whose effects are offset in part by the different growth rates in the USA and the euro area. Eni forecasts an average euro/dollar exchange rate of about 1.23 dollars per euro, a 9% increase as compared to the average exchange rate of 2003 (1 euro = 1.131 US dollar);

•	the demand for natural gas in Italy, assuming normal temperatures, is expected to increase by about 2% over 2003 (about 77 billion cubic meters) due in particular to the growth expected in consumption by residential and commercial users and for electricity generation related to the coming online of new generation capacity, whose effects will be offset in part by a decline expected in the industrial segment due to low economic activity;

•	in the second half of 2004 refining margins in Europe are expected to decline slightly from the high levels registered in the first half of 2004 (3.74 dollars/barrel). The trend of margins will be supported by the expected increase in demand for gasolines in the USA and medium distillates in Asia and by a decline in supplies given the adjustment process of refineries, in particular in the Mediterranean area, to fuels for automotive use in line with new standards set at European level from 2005.

     The following are the forecasts for Eni’s key production and sales metrics in 2004:

•	daily production of hydrocarbons (1.56 million boe/day in 2003), net of the effect of the rationalization of the portfolio of mineral assets, is forecasted to grow in line with the planned average growth rate for the 2003-2007 period (approximately 5% per year). Increases will be achieved through production growth and start-ups outside Italy in areas where Eni’s presence is consolidated (Nigeria, Kazakhstan, Angola, Libya, Algeria and Egypt) and more recently acquired ones (Iran, Pakistan, Venezuela and Australia);

•	volumes of natural gas sold (including volumes of natural gas consumed by Eni and Eni’s share of natural gas sold by its affiliates) are expected to increase by about 6% (78.43 billion cubic meters in 2003); volumes transported on behalf of third parties in Italy are expected to increase by about 13% (24.63 billion cubic meters in 2003) related to the forecasted trends of demand and the reaching of full volumes of supply contracts with operators in this segment in 2003;

•	electricity production sold is expected to increase by about 140% (5.55 terawatthour in 2003) due to the coming on-stream of new generation capacity (1.4 gigawatt) in particular at the Ferrera Erbognone and Ravenna sites (total installed generation capacity was 1.9 gigawatt in 2003);

•	total refinery processing intake on wholly owned refineries in Italy is expected to increase by about 4% (31.80 million tonnes in 2003) and refineries are expected to run at full capacity;

•	sales of refined products on retail markets in Italy and the rest of Europe are expected to increase by about 3% (14.01 million tonnes in 2003); average throughput is expected to increase both in Italy (1,813,000 liters in 2003) and in the rest of Europe (2,378,000 liters in 2003).

     In 2004 capital expenditure is expected to amount to approximately euro 8 billion; about 93% of capital expenditure will be made in the Exploration & Production, Gas & Power and Refining & Marketing segments. The major projects concerned are: (i) in the Exploration & Production segment, the development of fields in Libya, Iran, Italy, Angola and Kazakhstan (Kashagan and Karachaganak), Egypt and Nigeria, as well as exploration; (ii) in the Gas & Power segment, upgrade and maintenance of Eni’s natural gas transmission and distribution network, as well as continuation of the plan for power station construction and the completion of the Greenstream pipeline; (iii) in the Refining & Marketing segment the construction of a tar gasification plant at the Sannazzaro refinery, adjustment of refineries to fuels for automotive use in line with new standards set at European level and upgrade of the fuel distribution network in Italy and the rest of Europe.

Exploration & Production

Second quarter					First half
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
1,175	1,790	615	52.3	Operating income (million euro)	2,910	3,359	449	15.4
1,556	1,621	65	4.2	Daily production of hydrocarbons (thousand boe)	1,527	1,624	97	6.4
302	263	(39)	(12.9)	Italy	306	271	(35)	(11.4)
343	374	31	9.0	North Africa	338	371	33	9.8
262	302	40	15.3	West Africa	248	301	53	21.4
349	335	(14)	(4.0)	North Sea	358	334	(24)	(6.7)
300	347	47	15.7	Rest of world	277	347	70	25.3
138.7	140.5	1.8	1.3	Hydrocarbon production sold (million boe)	267.3	283.8	16.5	6.2

First half

     Operating income for the first half of 2004 totaled euro 3,359 million, representing a euro 449 million increase over the first half of 2003, up 15.4%, due mainly to: (i) higher international oil prices in dollars (Brent up 17%); (ii) higher hydrocarbon production sold (16.5 million boe, up 6.2%); (iii) lower exploration costs and lower amortization of exploration bonuses (euro 187 million on a constant exchange rate basis); (iv) the recognition of net gains on the sale of assets, in particular in Italy and Mauritania, as part of Eni’s mineral right portfolio rationalization program (euro 124 million). These positive factors were offset in part by: (i) the effect of the appreciation of the euro over the dollar (11%)3; (ii) higher production costs and higher amortizations on expenditure aimed at maintaining production levels in mature fields (in Italy, Egypt, the United Kingdom and Indonesia); (iii) higher impairment of proved and unproved property (euro 35 million).

     In the first half of 2004 daily hydrocarbon production amounted to 1,624,000 boe (oil and condensates 1,021,000 barrels, natural gas 603,000 boe) increasing by 97,000 boe over the first half of 2003, up 6.4%, due to: (i) production increases mainly in Venezuela, Kazakhstan, Nigeria, Pakistan and Egypt; (ii) the start-up of new fields in Australia, Angola, Pakistan, Nigeria, Norway and Libya. These increases were partly offset by declines in mature fields mainly in Italy, the United Kingdom and the United States and the effect of the divestment of assets. The share of production outside Italy was 83% (80% in the first half of 2003).

     Daily production of oil and condensates (1,021,000 barrels) increased by 69,000 barrels over the first half of 2003, up 7.2%, due to increases registered in: (i) Venezuela, due to the fact that in early 2003 production had been interrupted during a general strike; (ii)Nigeria, also due to the reaching of full production of the Abo (Eni operator with a 50.19% interest) and of the Nase-EA (Eni’s interest 12.86%) fields; (iii)Kazakhstan, in the Karachaganak field (Eni co-operator with a 32.5% interest); (iv) Angola, also due to the start-up of the Xikomba field (Eni’s interest 20%); (v) Australia, reaching of full production at the Woollybutt field (Eni operator with a 65% interest) and start-up of the Bayu Undan field (Eni’s interest 12.04%); (vi)Algeria and Libya (start-up of the Elephant field, Eni’s interest 33.33%). These increases were partly offset by:

(3) Expressed in euro the price of Brent increased by 5.4%.

     (i) declines of mature fields in particular in Italy and the United Kingdom; (ii) the effect of standstills in the Val d’Agri to allow for the connection of producing fields to the fourth treatment train of the oil center; (iii) the effect of the divestment of assets.

     Daily production of natural gas (603,000 boe) increased by 28,000 boe over the first half of 2003, up 4.9%, due essentially to increases registered in Pakistan — reaching of full production at the Bhit field (Eni operator with a 40% interest) and start-up of the Sawan field (Eni’s interest 23.68%) — Egypt for the increase in local demand, Kazakhstan, Norway (start-up of the Mikkel field, Eni’s interest 14.9%), and Nigeria. These increases were offset in part by declines of mature fields in particular in Italy, the United Kingdom, the United States and Indonesia.

     Hydrocarbon production sold amounted to 283.8 million boe. The 11.9 million boe difference over production was due essentially to natural gas consumed in operations (6.7 million boe) and underlifting4 outside Italy for 5 million boe.

Second quarter

     Operating income for the second quarter of 2004 totaled euro 1,790 million, representing a euro 615 million increase over the second quarter of 2003, up 52.3%, due mainly to: (i)higher international oil prices in dollars (Brent up 35.8%); (ii)higher hydrocarbon production sold (1.8 million boe, up 1.3%); (iii) lower exploration costs and lower amortization of exploration bonuses (euro 87 million on a constant exchange rate basis) and lower impairment of proved and unproved property (euro 42 million); (iv)net gains from the disposal of assets (euro 49 million). These positive factors were offset in part by the appreciation of the euro over the dollar (6%)5.

     In the second quarter of 2004 daily hydrocarbon production amounted to 1,621,000 boe (oil and condensates 1,026,000 barrels, natural gas 595,000 boe) increasing by 65,000 boe over the second quarter of 2003, up 4.2%, due to production increases mainly in Nigeria, Kazakhstan, Pakistan, Egypt and Algeria and start-ups of new fields in Angola, Pakistan, Nigeria, Norway and Libya. These increases were partly offset by declines in mature fields mainly in Italy, the United Kingdom and the United States and the effect of the divestment of assets in 2003.

     Daily production of oil and condensates (1,026,000 barrels) increased by 48,000 barrels, up 4.9%, due to increases registered in Nigeria, Kazakhstan, Venezuela, Algeria and Angola, whose effects were partly offset by declines of mature fields in the United Kingdom and Italy and the planned maintenance standstill of the FPSO (Floating Production Storage and Offloading) operating on the fields of Block HZ (Eni’s interest 16.33%) in the South China Sea.

     Daily production of natural gas (595,000 boe) increased by 17,000 boe over the second quarter of 2003, up 2.9%, due to increases registered in Pakistan, Egypt, Kazakhstan and Norway, whose effects were offset in part by declines of mature fields in Italy, the United Kingdom, Indonesia and the United States.

(4)	Agreements between partners regulate the right to withdraw proportional production volumes in the period. Higher or lower production volumes withdrawn as compared to entitlements determine a temporary over or underlifting.

(5)	Expressed in euro the price of Brent increased by 28.2%.

Gas & Power

Second quarter					First half
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
539	595	56	10.4	Operating income (million euro)	2,068	2,167	99	4.8
9.80	10.01	0.21	2.1	Sales of natural gas (billion cubic meters) Italy	28.17	27.98	(0.19)	(0.7)
2.31	2.41	0.10	4.3	Wholesalers (distribution companies)	9.49	9.37	(0.12)	(1.3)
7.49	7.60	0.11	1.5	End customers:	18.68	18.61	(0.07)	(0.4)
3.19	2.95	(0.24)	(7.5)	- Industrial users	6.96	6.39	(0.57)	(8.2)
3.47	3.68	0.21	6.1	- Thermoelectric users	7.29	7.61	0.32	4.4
0.83	0.97	0.14	16.9	- Residential and commercial	4.43	4.61	0.18	4.1
3.70	4.98	1.28	34.6	Rest of Europe	8.68	11.76	3.08	35.5
0.29	0.34	0.05	17.2	Outside Europe	0.48	0.58	0.10	20.8
13.79	15.33	1.54	11.2	Total sales to third parties	37.33	40.32	2.99	8.0
0.39	0.87	0.48	123.1	Volumes consumed by Eni	0.90	1.66	0.76	84.4
14.18	16.20	2.02	14.2	Sales to third parties and volumes consumed by Eni	38.23	41.98	3.75	9.8
1.36	1.64	0.28	20.6	Natural gas sales of affiliates (net to Eni)	3.34	3.70	0.36	10.8
1.14	1.45	0.31	27.2	Europe	3.01	3.38	0.37	12.3
0.22	0.19	(0.03)	(13.6)	Outside Europe	0.33	0.32	(0.01)	(3.0)
15.54	17.84	2.30	14.8	Total sales of natural gas	41.57	45.68	4.11	9.9
18.01	19.55	1.54	8.6	Transport of natural gas in Italy (billion cubic meters)	39.91	41.84	1.93	4.8
11.73	12.35	0.62	5.3	Eni	27.73	27.75	0.02	0.1
6.28	7.20	0.92	14.6	Third parties	12.18	14.09	1.91	15.7
1.25	3.57	2.32	185.6	Electricity production sold (terawatthour)	2.51	6.08	3.57	142.2

First half

     Operating income in the first half of 2004 amounted to euro 2,167 million, a euro 99 million increase over the first half of 2003, up 4.8%, due mainly to: (i) an increase in natural gas volumes sold (3.75 billion cubic meters, including volumes consumed by Eni, up 9.8%) and distributed, whose effects were offset in part by higher sales in the rest of Europe related to the compliance with the ceilings set on market share in Italy by Legislative Decree No. 164/20006; (ii) higher results in power generation (euro 57 million) related in particular to increased production sold (3.57 terawatthour, up 142.2%); (iii) higher results in natural gas transmission activities outside Italy (euro 55 million) due to the tariff review process; (iv) the reimbursement of the first installment paid to the Sicilia Region in 2002 following the establishment of a new tax under Regional Law No. 2 of March 26, 2002 (euro 11 million). These positive factors were offset in part by lower margins in natural gas sale and distribution activities, essentially due the trend in the price environment related in particular to the effects of the different measure of appreciation of the euro over the dollar with respect to the first half of 2003 and lower distribution tariffs.

     Natural gas sales to third parties (40.32 billion cubic meters) increased by 2.99 billion cubic meters over the first half of 2003, up 8%, due to higher sales in the rest of Europe (3.08 billion cubic meters).

(6) The ceiling on sales to end customers is 50%; the ceiling on volumes input into the Italian network to be sold in Italy is 71%.

     Natural gas sales in Italy (27.98 billion cubic meters) decreased by 0.19 billion cubic meters (down 0.7%), due essentially to lower sales to industrial customers (0.57 billion cubic meters) and wholesalers (0.12 billion cubic meters), whose effects were offset in part by higher sales to the thermoelectric segment (0.32 billion cubic meters) and to residential and commercial users (0.18 billion cubic meters).

     Natural gas sales in the rest of Europe (11.76 billion cubic meters) increased by 3.08 billion cubic meters, up 35.5% due to increases registered in: (i)sales under long-term supply contracts with operators of the natural gas market (1.14 billion cubic meters), in particular Edison and Cir Energia; (ii) supplies to the Turkish market via the Blue Stream gasline (0.78 billion cubic meters); (iii) Spain (0.40 billion cubic meters) related to increased supplies to the electric company Iberdrola and to the start-up of supplies to Eni’s affiliate Unión Fenosa Gas; (iv) gas marketing activities in the United Kingdom (0.39 billion cubic meters); (v) Germany, related to the start-up of supplies to the German market to Eni’s affiliate GVS (0.18 billion cubic meters); (vi)Hungary (0. 03 billion cubic meters) also due to the purchase of local distribution companies in the second half of 2003.

     Volumes of natural gas consumed by Eni7 amounted to 1.66 billion cubic meters (0.9 billion cubic meters in the first half of 2003) and concerned essentially supplies to EniPower (1.11 billion cubic meters) in the thermoelectric segment and to Polimeri Europa (0.16 billion cubic meters) and to Eni’s Refining & Marketing division (0.12 billion cubic meters) in the industrial segment.

     Sales of natural gas by Eni’s affiliates amounted to 3.70 billion cubic meters, net to Eni and net of Eni’s supplies, increasing by 0.36 billion cubic meters over the first half of 2003, up 10.8%, and concerned: (i) GVS (Eni’s interest 50%) with 1.90 billion cubic meters; (ii) Galp Energia (Eni’s interest 33.34%) with 0.70 billion cubic meters; (iii)Unión Fenosa Gas (Eni’s interest 50%) with 0.10 billion cubic meters; (iv)volumes of natural gas (0.71 billion cubic meters) treated at the Nigeria LNG Ltd liquefaction plant (Eni’s interest 10.4%) in Nigeria, destined to US and European markets.

     Eni transported 14.09 billion cubic meters of natural gas on behalf of third parties in Italy, an increase of 1.91 billion cubic meters, up 15.7%.

     Electricity production sold amounted to 6.08 terawatthour, with an increase of 3.57 terawatthour, up 142.2%, due essentially to the start-up of the first and second 390 megawatt generating units at the Ferrera Erbognone plant (in October 2003 and in February 2004, respectively), with a total increase of 2.52 terawatthour, and in March 2004 of the first 390 megawatt generation unit at Ravenna (up 1.07 terawatthour).

Second quarter

     Operating income in the second quarter of 2004 amounted to euro 595 million, a euro 56 million increase over the second quarter of 2003, up 10.4%, due mainly to: (i) an increase in natural gas volumes sold (2.02 billion cubic meters, including volumes consumed by Eni, up 14.2%), and in electricity production sold (2.32 terawatthour, up 185.6%); (ii) higher results in natural gas transmission activities

(7)	In accordance with article 19, line 4 of Legislative Decree No. 164/2000 the volumes of natural gas consumed in operations by a company or its subsidiaries are excluded from the calculation of ceilings for sales to end customers and from volumes input into the Italian network to be sold in Italy.

outside Italy; (iii)the reimbursement of an environmental tax. These positive factors were offset in part by lower margins on natural gas sales due mainly to the trend of the price environment related in particular to movements in the euro-dollar exchange rate over the second quarter of 2003.

     Natural gas sales to third parties (15.33 billion cubic meters) increased by 1.54 billion cubic meters over the second quarter of 2003, up 11.2%, due to higher sales: (i) in the rest of Europe (1.28 billion cubic meters), in particular under long-term supply contracts with operators of the natural gas market (0.64 billion cubic meters) and on the Turkish (0.42 billion cubic meters) and Spanish (0.21 billion cubic meters) markets; (ii) in Italy (0.21 billion cubic meters) in particular to the thermoelectric segment (0.21 billion cubic meters) and to residential and commercial users (0.14 billion cubic meters), whose effects were offset in part by lower sales to industrial customers (0.24 billion cubic meters).

     Eni transported 7.20 billion cubic meters of natural gas on behalf of third parties in Italy, an increase of 0.92 billion cubic meters, up 14.6%.

     Electricity production sold amounted to 3.57 terawatthour, with an increase of 2.32 terawatthour, up 185.6%, due essentially to the start-up of the new generating units at the Ferrera Erbognone and Ravenna plants.

Refining & Marketing

Second quarter					First half
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
208	205	(3)	(1.4)	Operating income (million euro)	325	308	(17)	(5.2)
13.00	14.60	1.60	12.3	Sales (million tonnes)	25.06	27.58	2.52	10.1
2.81	2.78	(0.03)	(1.1)	Retail sales Italy	5.38	5.33	(0.05)	(0.9)
0.72	0.86	0.14	19.4	Retail sales rest of Europe	1.33	1.66	0.33	24.8
0.30	0.29	(0.01)	(3.3)	Retail sales Brazil	0.57	0.57	0.00	0.0
2.48	2.58	0.10	4.0	Wholesale sales Italy	4.98	5.14	0.16	3.2
1.57	1.65	0.08	5.1	Wholesale sales outside Italy	3.01	3.04	0.03	1.0
5.12	6.44	1.32	25.8	Other sales	9.79	11.84	2.05	20.9

First half

     Operating income in the first half of 2004 amounted to euro 308 million, a euro 17 million decrease over the first half of 2003, down 5.2%, due mainly to: (i) a decline in distribution margins on retail markets in Italy and the rest of Europe, in particular in the second quarter related to the increase in international refined product prices, not wholly reflected in selling prices; (ii) higher royalties paid to highway companies in Italy; (iii) the fact that in the first quarter of 2003 the release of the Lifo reserve related to a decrease in stocks was registered (euro 25 million; euro 10 million in

2004). These negative factors were offset in part by: (i) higher refining margins due to a positive scenario (the margin on Brent was up 0.75 dollars), in particular in the second quarter, also related to an increase in the differential between the prices of light crudes and products and heavy crudes and fuel oil, which favored Eni’s refining system, characterized by a high conversion capacity. The effects of this increase were offset in part by the appreciation of the euro over the dollar; (ii) increased volumes sold on retail and wholesale markets in the rest of Europe (0.66 million tonnes, up 21.4%) also following the purchase of service stations in Spain, Germany and France in 2003; (iii) higher intake processing in particular at the Taranto and Sannazzaro refineries, whose effects were offset in part by lower processing at Gela and Livorno.

Sales of refined products on retail and wholesale markets in Italy and the rest of Europe (14.22 million tonnes) increased by 0.77 million tonnes over the first half of 2003, up 5.7%. Sales in Italy (10.47 million tonnes) increased by 0.11 million tonnes, up 1.1%, due to higher sales on wholesale markets (0.16 million tonnes, up 3.2%). Lower retail sales (0.05 million tonnes, down 0.9%) due mainly to the sale/closure of service stations (205 less than at June 30, 2003) and the expiry of some highway concessions, offset in part by higher sales in service stations with higher throughput. At June 30, 2004, Eni’s retail distribution network in Italy consisted of 7,295 service stations, 5 more than at December 31, 2003, due to the positive balance (14 units) between purchases and releases of lease contracts and the closure of 9 service stations.

     Sales of refined products on retail and wholesale markets in the rest of Europe (3.75 million tonnes) increased by 0.66 million tonnes, up 21.4%. The increase registered on retail markets (up 0.33 million tonnes) was related to the progressive consolidation of service stations purchased in 2003, in particular in Spain, Germany and France. At June 30, 2004, Eni’s retail distribution network in the rest of Europe consisted of 1,836 service stations, 23 more than at December 31, 2003, and 202 more than at June 30, 2003.

Second quarter

     Operating income in the second quarter of 2004 amounted to euro 205 million, a euro 3 million decrease over the second quarter of 2003, down 1.4%, due mainly to: (i) a decline in distribution margins on retail sales in Italy and the rest of Europe; (ii) the appreciation of the euro over the dollar; (iii) higher royalties paid to highway companies in Italy. These negative factors were offset in part by: (i) higher refining margins (the margin on Brent was up 3.09 dollars/barrel); (ii) higher volumes sold in retail and wholesale markets in the rest of Europe.

     Sales of refined products on retail and wholesale markets in Italy and the rest of Europe (7.50 million tonnes) increased by 0.47 million tonnes over the second quarter of 2003, up 6.7%. Sales in Italy (5.36 million tonnes) were substantially stable: higher sales on wholesale markets were offset by lower retail sales. Sales in the rest of Europe (2.14 million tonnes) increased by 0.40 million tonnes, up 23%.

Petrochemicals

Second quarter					First half
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
(34)	50	84	—	Operating income (million euro)	(51)	52	103	—
1,212	1,436	224	18.5	Sales (thousand tonnes)	2,625	2,678	53	2.0
666	748	82	12.3	Basic petrochemicals	1,394	1,382	(12)	(0.9)
277	300	23	8.3	Styrenes and elastomers	581	597	16	2.8
269	388	119	44.2	Polyethylenes	650	699	49	7.5

First half

     In the first half of 2004 operating income amounted to euro 52 million (as compared to a euro 51 million loss in the first half of 2003); the euro 103 million improvement was due mainly to: (i) the fact that in the first half of 2003 plant writedowns were recognized for euro 83 million and stocks were devalued by euro 23 million; (ii) an increase in volumes sold (2%). These positive factors were offset in part by lower margins, in particular in the second quarter mainly in basic petrochemicals due to a cost of oil-based feedstocks higher than the increase in selling prices, whose effects were offset in part by an increase in polymer margins, due to a positive trend in demand, which allowed to transfer the increased cost of monomers to selling prices.

     Sales of petrochemical products (2.678 million tonnes) increased by 53,000 tonnes, up 2% over the first half of 2003, due mainly to the recovery in demand registered in the second quarter of 2004, whose effects were offset in part by the impact of the divestment of the Baytown plant (thermoplastic rubber), of shutdowns (the Ravenna polybutadiene rubber manufacturing line) and the gradual restarting of production in Sicily after the standstill of the Gela refinery (operations were resumed in January 2004) and the Priolo cracker in the last part of 2003. The major increases were registered in styrene (up 7.7%), polyethylene (up 7.5%) and olefins (up 4.9%) due to the recovery in demand. The major decreases concerned: (i) aromatics (10.2%), due to lower withdrawals by relevant customers; (ii)intermediates (down 7.4%) due to maintenance standstills; (iii) elastomers (down 4.7%) due to divestments and closures.

     Production (3,679,000 tonnes) increased by 90,000 tonnes, up 2.5%.

Second quarter

     In the second quarter of 2004 operating income amounted to euro 50 million (as compared to a euro 34 million loss in the second quarter of 2003); the euro 84 million improvement was due mainly to the fact that in the second quarter of 2003 plant writedowns were recognized for euro 83 million and stocks were devalued by euro 23 million, as well as to increased volumes sold (up 18.5%) due to the recovery in demand. These positive factors were offset in part by lower margins.

     Sales of petrochemical products (1.436 million tonnes) increased by 224,000 tonnes, up 18.5% over the second quarter of 2003. The increase concerned in particular polyethylene (up 44.2%), styrene (up 17%) and olefins (up 14.3%).

     Production (1,868,000 tonnes) increased by 155,000 tonnes, up 9%.

Oilfield Services Construction and Engineering

(million €)

Second quarter					First half
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
79	67	(12)	(15.2)	Operating income	139	129	(10)	(7.2)
				Order backlog	10,619	8,737	(1,882)	(17.7)
				Oilfield services and construction	5,820	5,248	(572)	(9.8)
				Engineering	4,799	3,489	(1,310)	(27.3)

First half

     Operating income for the first half of 2004 totaled euro 129 million, of which euro 128 million related to oilfield services and construction, with a euro 10 million decline over the first half of 2003, down 7.2%, concerning only oilfield services and construction, following lower results, in particular in: (i) the Onshore construction area, due to the completion of relevant contracts in Kazakhstan (Karachaganak field), Saudi Arabia and Nigeria, whose effects were offset in part by the start-up of a new contract in Sakhalin in Russia; (ii) the Offshore drilling area, due to lower activity of the Scarabeo 4, Perro Negro 3 and 5 platforms, whose effects were offset in part by higher activity levels of the Scarabeo 5 platform and of the Saipem 10000 drilling vessel; (iii) the Onshore drilling area, due to lower activity levels in West and North Africa. These negative factors were offset in part by increased results in: (i) the Leased FPSO area, due essentially to a contract for the recovery of oil from the tanks of the Prestige tanker, that sunk off the coast of Galicia in November 2002; (ii) the Maintenance area due to new activities started in Italy in the second half of 2003.

     Orders acquired in the first half of 2004 amounted to euro 2,479 million. About 91% of new orders acquired was represented by work to be carried out outside Italy, and 18% by work originated by Eni companies. Eni’s order backlog was euro 8,737 million at June 30, 2004 (euro 9,405 million at December 31, 2003). Projects to be carried out outside Italy represented 82% of the total order backlog, while orders from Eni companies amounted to 10% of the total.

Second quarter

     Operating income for the second quarter of 2004 totaled euro 67 million, with a euro 12 million decline over the second quarter of 2003, down 15.2%, concerning mainly oilfield services and construction.

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